82-57

TransCanada
In business to deliver ™

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7680
fax 403.920.2467
email brenda_hounsell@transcanada.com
web www.transcanada.com

March 21, 2003

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Releases of TransCanada PipeLines Limited

Please find enclosed a copy of two news releases issued by TransCanada PipeLines Limited on the Canada News Wire Network on March 21, 2003. These news releases are to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Brenda Hounsell

Brenda Hounsell
Corporate Legal Assistant
/blh
Enclosure

dlw 4/24

TransCanada
In business to deliver™

NewsRelease

TransCanada Responds to Ontario Government's Power Market Decision

CALGARY, Alberta – March 21, 2003 – (TSX: TRP) (NYSE: TRP) – Hal Kvisle, chief executive officer of TransCanada PipeLines Limited, responded today to the Ontario government's decision not to include large industrial or commercial customers in the 4.3 cent per kilowatt hour electricity rate guarantee that now applies to small volume and designated users.

"We are pleased and encouraged by the government's decision to let Ontario's wholesale power business remain open to market competition," said Mr. Kvisle. "Ontario remains a key power market for TransCanada and we support the need for a strong and effective wholesale market for the long-term benefit of all electricity consumers in Ontario. An effective wholesale market is one that is not just "open" to competition, but actually achieves a high level of competition. A truly competitive Ontario wholesale market will succeed in attracting new and stable sources of power supply for residential and business consumers."

TransCanada has been active in the Ontario power market for more than 10 years. The company has an interest in a total of approximately 1,700 megawatts of power in the province through six facilities.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

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Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911

TransCanada
In business to deliver™

NewsRelease

TransCanada Appeals NEB Decision to Federal Court of Appeal

CALGARY, Alberta – March 21, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited announced today that it is applying to the Federal Court of Appeal for leave to appeal the National Energy Board's (NEB) RH-R-1-2002 Decision issued February 20, 2003. In this Decision, the NEB dismissed TransCanada's September 2002 request for a Review and Variance of the NEB's June 2002 RH-4-2001 Decision on the company's Fair Return application.

TransCanada is concerned with the effect of the NEB Decision on TransCanada's ability to obtain a fair return on the company's investment in its Canadian Mainline natural gas transmission system. TransCanada is basing its leave application on two questions of law.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Media Inquiries:	Glenn Herchak/Hejdi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911